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FOR IMMEDIATE RELEASE               COMPANY CONTACT:
DECEMBER 10, 1997                   (301) 918-0400


            COMNET Corporation (Nasdaq NMS-CNET) and Group 1 Software, Inc. (Nasdaq NMS-GSOF) jointly announced today that they have entered into negotiations to merge the two companies. COMNET currently owns 81.2% of the outstanding stock of Group 1 and has no other business activities. It is anticipated that COMNET common stock would be issued to Group 1's minority shareholders in exchange for their Group 1 common stock. The surviving company would then be renamed Group 1 Software, Inc. No change in the business directions or operating management of Group 1 are expected as a result of the merger.

            The objectives of the merger would be to:

            - increase the public float of stock available for the combined company;

            - reduce costs and other inefficiencies as well as the market confusion related to COMNET's holding company status.

            COMNET and Group 1 have appointed Special Committees of their respective Boards of Directors to consider the terms of such a merger. The Special Committees have each retained independent counsel and have begun initial due diligence. When final agreement is reached, the transaction will be submitted by each company for approval of their respective stockholders at stockholder meetings which are expected to be held in the first calendar quarter of 1998.

            Group 1 Software is a leading provider of software to the direct marketing industry, to other mailers and to a wide variety of organizations for specialized marketing applications. Group 1 offers a broad range of software solutions for customer information management, database marketing, electronic document composition and mailing efficiency which operate on a number of different computer platforms, from mainframe through PC's. Group 1 Software has offices throughout the United States and in Canada, The United Kingdom, and Scandinavia.


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           Group 1 and Group 1 Software are registered trademarks of
                             Group 1 Software, Inc.